Exhibit 99.1

HollySys Board of Directors Announces Update on Non-Binding

Offers Received From Potential Buyer Consortium

Beijing, China - November 15, 2021 — HollySys Automation Technologies Ltd. (NASDAQ: HOLI) (“HollySys” or the “Company”), a leading provider of automation and control technologies and applications in China, today announced that the Company’s Board of Directors (the “Hollysys Board”) is in the process of evaluating a non-binding offer from Zhejiang Longsheng Group Co., Ltd. and Loyal Valley Innovation Capital (HK) Limited (collectively, the “Lonsen Consortium“), which was received on September 10, 2021 to acquire all of the outstanding ordinary shares of the Company for US$24.00 per share in cash (the “Transaction”). Following the Company’s public announcement on November 2, 2021 regarding the change of the Company’s auditor, the Lonsen Consortium has reaffirmed its interest to pursue the Transaction, subject to due diligence. As a result, the Hollysys Board has agreed to provide additional information to facilitate the Lonsen Consortium’s due diligence to enable it to potentially submit a binding offer or enter into definitive agreements with respect to the Transaction. The Hollysys Board also confirming with the Emerald Consortium their continued interest in a potential acquisition of the Company and the offer price with respect to any such potential acquisition.

Consistent with its fiduciary duties to the Company’s shareholders, the Hollysys Board will continue to consult with its financial and legal advisers regarding its evaluation and consideration of any offers to acquire the Company received. The Hollysys Board has made no decisions regarding any offer received, and there is no assurance that a binding offer will be submitted, that any definitive agreement will be executed relating to the acquisition of the Company or that the Transaction or any other transaction to acquire the Company will be approved by the Hollysys Board or consummated. The Company does not undertake any obligation to provide any updates regarding any offers received or any other potential proposal or transaction, except as required under applicable law.

Separately, that the company has announced various accounting related matters impacting finalization of its 2021 audited financials (including the replacement of its historical auditor and its current inability to file its Annual Report on Form 20F with the U.S. Securities and Exchange Commission until finalizing its 2021 audited financials). These matters may significantly adversely impact, among other things, the timing, negotiation and entry into of any definitive acquisition agreement, and the closing of any potential sale transaction, that the Board of Directors may seek to consider or pursue.

About HollySys Automation Technologies Ltd.

HollySys is a leading automation control system solutions provider in China, with overseas operations in eight other countries and regions throughout Asia. Leveraging its proprietary technology and deep industry know-how, HollySys empowers its customers with enhanced operational safety, reliability, efficiency, and intelligence which are critical to their businesses. HollySys derives its revenues mainly from providing integrated solutions for industrial automation and rail transportation. In industrial automation, HollySys delivers the full spectrum of automation hardware, software, and services spanning field devices, control systems, enterprise manufacturing management and cloud-based applications. In rail transportation, HollySys provides advanced signaling control and SCADA (Supervisory Control and Data Acquisition) systems for high-speed rail and urban rail (including subways). Founded in 1993, with technical expertise and innovation, HollySys has grown from a research team specializing in automation control in the power industry into a group providing integrated automation control system solutions for customers in diverse industry verticals. HollySys had cumulatively carried out more than 30,000 projects for approximately 17,000 customers in various sectors including power, petrochemical, high-speed rail, and urban rail, in which HollySys has established leading market positions.

SAFE HARBOUR

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are “forward-looking statements,” including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of HollySys’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. In particular, the outcome of the BVI litigation is uncertain, and the Company cannot predict the potential results of the litigation filed against it by others. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Contact information:

HollySys Automation Technologies Ltd.

www.hollysys.com

+8610-5898-1386

investors@hollysys.com